SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

    Certificate is filed by: Ohio Edison Company ("Ohio Edison"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

    This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of securities:

    Pursuant to an Amended and Restated Letter of Credit and Reimbursement Agreement dated as of June 28, 2002 (the "Reimbursement Agreement") among Ohio Edison, the participating banks named therein and Wachovia Bank, National Association, as Fronting Bank and Administrative Agent (the "Fronting Bank"), the existing maturities of two letters of credit (each individually, a "Letter of Credit", and collectively, the "Letters of Credit") issued by the Fronting Bank on behalf of Ohio Edison are being extended.

    One Letter of Credit supports the payment of principal and up to 49 days' interest on $50,000,000 aggregate principal amount of the Ohio Air Quality Development Authority's outstanding State of Ohio Pollution Control Revenue Refunding Bonds, 1989 Series A (Ohio Edison Company Project) (the "1989 Letter of Credit"). The other Letter of Credit supports the payment of principal and up to 36 days' interest on $50,000,000 aggregate principal amount of the Ohio Air Quality Development Authority's outstanding State of Ohio Pollution Control Revenue Refunding Bonds, 2000 Series C (Ohio Edison Company Project) (the "2000 Letter of Credit")

2.  Issue, renewal or guaranty:

    Renewal.

3.  Principal amount of each security:

    1989 Letter of Credit: $50,671,232.88
    2000 Letter of Credit: $50,493,150.68

4.  Rate of interest per annum of each security:

    Drawings under the Letters of Credit not immediately reimbursed by Ohio Edison to the Fronting Bank bear interest at either an Alternate Base Rate or a Eurodollar Rate. As of the date hereof, such rates would be 4.750% and 3.235% per annum, respectively.


5.  Date of issue, renewal or guaranty of each security:

    1989 Letter of Credit: August 1, 2002
    2000 Letter of Credit: June 28, 2002

6.  If renewal of security, give date of original issue:

    Not Applicable.

7.  Date of maturity of each security:

    1989 Letter of Credit: August 1, 2004
    2000 Letter of Credit: June 28, 2004
    (Note: the Reimbursement Agreement terminates on August 1, 2004.)

8.  Name of the person to whom each security was issued, renewed or guaranteed:

    Each Letter of Credit was issued in favor of Chase Manhattan Trust Company, National Association, as trustee under the applicable pollution control revenue refunding bonds.

9.  Collateral given with each security:

    None.

10. Consideration given for each security:

    None.

11. Application of proceeds of each security:

    Not Applicable.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

    (a) the provisions contained in the first sentence of Section 6(b) [ ]

    (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

    (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
    Section 6(b)):

    Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

    Rule 52.


                                                OHIO EDISON COMPANY


                                                By: /s/ Harvey L. Wagner
                                                   ------------------------
                                                   Harvey L. Wagner
                                                   Vice President and Controller

Date: June 28, 2002